news release

ArcelorMittal appoints new head of human resources

Luxembourg 27 February 2013 - ArcelorMittal today announces that it has appointed Henri Blaffart as executive vice president and head of human resources (HR), effective 1st April 2103.  He replaces Willie Smit, who leaves the company to pursue other opportunities. Mr Blaffart will also become a member of the company's management committee.

Mr Blaffart, a highly experienced steel industry executive, is currently head of HR for the company’s Flat Carbon Europe segment and a member of the segment management committee, a position he took up in April 2010.

Previously he was chief executive officer (CEO) of ArcelorMittal Lorraine in France, having first been head of primary for the same operation. Mr Blaffart joined the group in 1982 as strategy and research and development (R&D) director in Liege. He has held a number of other positions in the company including R+D director for construction and CEO of the former Arcelor's research division. Mr Blaffart is a civil engineer from the University of Liege, Belgium and holds a masters degree in general management from the Ecole D'entreprise pour le Perfectionnement au Management in Belgium.

Mr Blaffart will report to the company’s chairman and chief executive, Lakshmi Mittal.

Mr Mittal said:

“HR is an important and strategic function and Henri’s experience made him a prime candidate for the role.  He is a highly experienced professional with in-depth knowledge of both HR and operations that are very relevant for an industrial company such as ArcelorMittal and I look forward to working with him.”